DOCUMENT SECURITY SYSTEMS, INC.
28 EAST MAIN STREET, SUITE 1525
ROCHESTER, NY 14614

December 1, 2008

VIA EDGAR
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn:	Kathleen Collins
Attn:	Kari Jin

Re:	Document Security Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 1-32146

Ladies and Gentlemen:

We are in receipt of the letter (the “Letter”), dated November 14, 2008, of the staff of the U.S. Securities and Exchange Commission in connection with the Document Security Systems, Inc.’s (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2007. The Company hereby requests an extension of ten business days, to or before December 15, 2008, in order to respond to the Letter.

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Thank you for your assistance in this matter. Please feel free to call me at 585-325-3610 if you have any questions about this matter.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Patrick White
Patrick White
Chief Executive Officer